Payroll4Free.com, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Payroll4Free.com, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 19, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	62,862
Accounts Receivable	3,312
Total Current Assets	66,173
TOTAL ASSETS	66,173
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	458
Client Impounded Payroll	849,368
Accrued Wages	23,623
Accrued Interest	6,937
Revenue Sharing Liability	109,954
Current Portion of SBA EIDL Loan	12,132
Taxes Payable	4,412
Total Current Liabilities	1,006,884
Long-term Liabilities	
Loans from Galaxy	1,887,887
SBA EIDL Loan	186,432
Total Long-Term Liabilities	2,074,319
TOTAL LIABILITIES	3,081,203
EQUITY	
Class A Common Stock	100
Class B Common Stock	7
Series B Preferred Stock	6
Additional Paid-in Capital	732,894
Accumulated Deficit	(3,748,038)
Total Equity	(3,015,030)
TOTAL LIABILITIES AND EQUITY	66,173

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock		Series B Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 1/1/2023	1,000,000	100	69,403	7	44,683	4	539,698	(3,445,788)	(2,905,979)
Issuance of Stock	-	-	-	-	18,540	2	193,197	-	193,199
Net Income (Loss)	-	-	-		-	-	-	(302,250)	(302,250)
Ending Balance 12/31/2023	1,000,000	100	69,403	7	63,223	6	732,894	(3,748,038)	(3,015,030)

Statement of Operations

	Year Ended December 31, 2023
Revenue	466,110
Cost of Revenue	6,000
Gross Profit	460,110
Operating Expenses	
Advertising and Marketing	3,919
General and Administrative	711,626
Rent and Lease - Related Party	16,081
Total Operating Expenses	731,626
Operating Income (loss)	(271,516)
Other Expense	
Interest Expense	30,734
Total Other Expense	30,734
Earnings Before Income Taxes	(302,250)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(302,250)

Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(302,250)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Accrued Expenses	(6,766)
Accounts Receivable	862
Accrued Interest	(4,737)
Client Impounded Payroll Payable	114,646
Other	(108)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	103,897
Net Cash provided by (used in) Operating Activities	(198,353)
FINANCING ACTIVITIES	
Proceeds from Series B Preferred Stock	2
Proceeds from Additional Paid-in Capital	193,197
Proceeds from Notes Payables - Related Parties	14,625
Proceeds from Revenue Sharing Agreement	7,748
Net Cash provided by (used in) Financing Activities	215,572
Cash at the beginning of period	45,642
Net Cash increase (decrease) for period	17,219
Cash at end of period	62,861

Payroll4Free.com, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Payroll4Free.com, Inc. ("the Company") was originally formed as Payroll4Free, LLC in Ohio in 2012 by Carol Rosenberg, who is also the majority owner of Galaxy Hosted Software. The Company converted into a Delaware C-Corporation in 2019. Galaxy's primary business has been to create internet/web-based computer software systems for lease to customers, principally long-term health care facilities. The Company modified and upgraded the Galaxy payroll system to make it usable for a wide range of industries in addition to the nursing homes for which it was originally designed. Its business model is to provide a free or very low-cost complete payroll service to smaller companies (up to 10 employees) and to charge a competitive rate to larger companies. It expects to generate revenue once the number of customers served reaches critical mass and it can sell advertising space. Its customers will view the advertising while preparing their payroll.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company's primary performance obligation is to ensure to satisfy all agreed upon requirements within arrangements. The Company charges monthly fees to subscribers to its "payroll tax service" and "direct deposit service" as well as those who exceed 10 employees. These monthly fees are recognized in the month for which access and service is to be provided and for which the subscribers have been billed. Revenues for other services are recognized as services are performed. The contracts are cancellable with 15 days' notice.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company adopted its Equity Incentive Plan on January 4th, 2019. The purpose of the plan is to promote success and enhance the value of the Company by aligning the interests of participants with those of the Company's stockholders, and by providing participants with an incentive for outstanding performance. This plan is further

intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of outstanding individuals, upon whose judgment, interest, and special effort the success of the Company largely is dependent. In 2019, the Company issued 45,000 restricted stock that was fully vested as of December 31st, 2023.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Ohio. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental

guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2023 and prior years, the Company drew advances against a non-interest-bearing note payable to Galaxy Hosted Software, LLC, a party related by common majority ownership. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made. The balance of the loan was $1,887,887 as of December 31st, 2023.

The Company occupies office space under an operating lease agreement with Galaxy Hosted Software, LLC. The Company pays a proportion of total rent due each month that is equivalent to the proportion of the total leased area occupied by its personnel. There are no future minimum payments due under this arrangement.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Since 2017, the Company has received cash in exchange for a note to fund continuing operations. The note requires payments equal to 5% of the Company's gross revenue until the balance is paid in full. The balance was $109,954 as of December 31st, 2023.

In 2020, the Company received a Small Business Loan ("EIDL") in the amount of $72,000 (later increased to $198,564). The loan accrues interest at 3.75% per annum and will mature in 2050.

See Note 3 – Related Party Transactions for details of related party loan.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	122,086
2025	12,132
2026	12,132
2027	12,132
2028	12,132
Thereafter	*2,025,791

*The amount thereafter includes the loan from Galaxy that does not have any agreed upon maturity date and there is no assurance that such future repayments will be made.

Client Impounded Payroll

The Company had a liability associated with client impounded payroll totaling $849,368 as of December 31st, 2023. The liability consists of client security deposits collected when clients are using the direct deposit service.

NOTE 6 – EQUITY

The Company has authorized 8,000,000 shares, all with a par value of $0.0001, consisting of 3,000,000 Class A Common Stock, 3,000,000 Class B Common Stock, and 2,000,000 Preferred Stock with 1,000,000 being designated as Series A Preferred Stock 1,000,000 being designated as Series B Preferred Stock.

1,000,000 Class A Common Stock and 69,403 Class B Common Stock was issued and outstanding as of December 31st, 2023.

Voting: Class A Common stockholders are entitled to one vote per share. Class B Common stockholders are not entitled to vote.

Dividends: The holders of both classes of common stock are entitled to receive dividends when and if declared by the Board of Directors.

63,223 Series B Preferred Stock was issued and outstanding as of December 31st, 2023.

Voting: Series A and B Preferred Stock shall not have the right to vote on any matter submitted to a vote at a meeting of stockholders of the Corporation.

Dividends: The holders of the Series preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2023, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 19, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.